                                 UNITED STATES

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                                   FORM 11-K

          [X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

                                       OR

          [ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934


             For the fiscal years ended December 31, 2000 and 1999

                         Commission file number 0-00000
                                                -------


                    FRIEDMAN'S INC. RETIREMENT SAVINGS PLAN

                                FRIEDMAN'S INC.
                             A Delaware Corporation
                 IRS Employer Identification Number 58-2058362
                             Four West State Street
                            Savannah, Georgia 31401
                            Telephone (912) 233-9333

                    Friedman's Inc. Retirement Savings Plan

                 Financial Statements and Supplemental Schedule


            Year ended December 31, 2000 and as of December 31, 1999




                                    Contents

Report of Independent Certified Public Accountants..............   1

Statements of Net Assets Available for Benefits.................   3
Statement of Changes in Net Assets Available for Benefits.......   4
Notes to Financial Statements...................................   5


Supplemental Schedule

Schedule H, Line 4i - Schedule of Assets (Held at End of Year)..   9

Signature.......................................................  10

Exhibit

Consent (Exhibit 23)............................................  11


               Report of Independent Certified Public Accountants

The Plan Committee
Friedman's Inc. Retirement Savings Plan
Savannah, Georgia

We have audited the accompanying statements of net assets available for benefits of Friedman's Inc. Retirement Savings Plan as of December 31, 2000 and 1999, and the related statement of changes in net assets available for benefits for the year ended December 31, 2000. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2000 and 1999, and the changes in its net assets available for benefits for the year ended December 31, 2000, in conformity with accounting principles generally accepted in the United States.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole. The accompanying supplemental Schedule of Assets (Held at End of Year) as of December 31, 2000 is presented for purposes of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to auditing procedures applied in our audits of the financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

                                        /s/ Ernst & Young LLP

June 22, 2001
Atlanta, Georgia

                    Friedman's Inc. Retirement Savings Plan

                Statements of Net Assets Available for Benefits



                                                              December 31
                                                         2000            1999
                                                      --------------------------
Assets
Investments, at fair value                            $4,944,088      $4,281,836

Contributions receivable:
 Participants                                                  -          63,707
 Employer                                                      -          18,664
                                                      --------------------------
                                                               -          82,371
                                                      --------------------------
Net assets available for benefits                     $4,944,088      $4,364,207
                                                      ==========================



See accompanying notes.

                    Friedman's Inc. Retirement Savings Plan

           Statement of Changes in Net Assets Available for Benefits

                          Year ended December 31, 2000


Additions to net assets attributed to:
  Contributions:
    Participants                                               $  908,296
    Employer                                                      245,094
                                                               ----------
                                                                1,153,390

Deductions from net assets attributed to:
  Distributions to participants                                  (452,669)
  Administrative expenses                                         (14,185)
  Net depreciation in fair value of investments                  (106,655)
                                                               ----------
                                                                 (573,509)
                                                               ----------

Net increase in net assets                                        579,881
Net assets available for benefits at beginning of year          4,364,207
                                                               ----------

Net assets available for benefits at end of year               $4,994,088
                                                               ==========



See accompanying notes.

                    Friedman's Inc. Retirement Savings Plan

                         Notes to Financial Statements

                               December 31, 2000


1. Description of the Plan

A complete description of the Friedman's Inc. Retirement Savings Plan (the Plan) provisions is included in the Summary Plan Description and the Plan Document. Copies of these documents are available from the Friedman's Inc. Benefits Department. The following summary should be read in conjunction with the aforementioned documents.

General

The Plan is a defined contribution plan subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA) and covers substantially all employees of Friedman's Inc. (the Company). The Plan was established and became effective January 1, 1996.

Contributions

Participants are allowed to make contributions to the Plan in accordance with
Section 401(k) of the Internal Revenue Code (Code) ranging from 1% to 15% of their pre-tax compensation, as defined in the Plan document. Except for rollover contributions, participants may not make additional after-tax contributions. In addition, the Company makes matching contributions on behalf of each participant equal to 50% of the first 4% of each participant's contribution to the Plan.

Vesting, Withdrawals and Distributions

Participants are immediately vested in their contributions plus actual earnings thereon. Vesting in Company contributions plus actual earnings thereon is based on years of continuous service. A participant vests 20% in Company contributions after two years of service and an additional 20% each year thereafter until they are 100% vested after six years of service. Any forfeitures are used to reduce Company matching contributions. Upon retirement, death, disability or termination of employment, the vested balance in the participant's account is payable to the participant or designated beneficiary as a lump sum payment.

                    Friedman's Inc. Retirement Savings Plan

1. Description of the Plan (continued)

Loans to Participants

Participants are permitted to borrow, under the loan provisions of the Plan, not less than $1,000 up to a maximum of the lesser of $50,000 or 50% of the participant's vested account balance. Participants may have up to two loans outstanding which must be repaid within five years unless the loan is for the purchase of a primary residence, in which case the loan must be repaid within ten years. The loans are secured by the balance in the participant's account and bear interest at the prime rate plus 2% in effect at the beginning of the month in which the loan originated.

Participant Accounts

Each participant's account is credited with the participant's contributions, the appropriate portion of the Company's contributions and an allocation of Plan investment results. The benefit to which a participant is entitled is the benefit that can be provided from the participant's account. Participant contributions and the related investment income are at all times 100% vested and nonforfeitable. Participants become vested in Company contributions and actual earnings thereon according to the vesting schedule described above.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of termination, the total amount in each participant's account will be distributed to the participant.

2. Summary of Significant Accounting Policies

Basis of Presentation

The accounting records of the Plan are maintained on the accrual basis. All securities transactions of the Plan are recorded as of the trade date.

                    Friedman's Inc. Retirement Savings Plan

2. Summary of Significant Accounting Policies (continued)

Valuation of Investments

Investments in mutual funds, common stock and common collective trust fund are stated at fair value as determined by First Union National Bank (Trustee), using the unitization method of accounting. Unit values are generally based upon quoted market prices and are adjusted to reflect the impact of interest, dividends, realized and unrealized gains/losses, and fund expenses. The investments in mutual funds, common stock and the common collective trust fund are expressed in unit values which are calculated daily based on the total fair value of the underlying assets of the unitized fund. Loans to participants are valued at fair value, which approximates cost.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates that could affect the reported amounts of assets, liabilities and other additions to or deductions from net assets. Actual results could differ from those estimates.

3. Investments

Investments that represent 5 percent or more of the Plan's net assets at December 31, 2000 and 1999 are as follows:

                                                        2000            1999
                                                     --------------------------
Investments at fair value as determined by trustee:
  Mutual funds:
    Evergreen Treasury Money Market Fund             $2,196,879      $1,766,426
    Fidelity Magellan Fund                            1,103,335       1,017,641
    Weiss, Peck and Greer Tomorrow Medium-Term Fund           -         356,880
    Wells Fargo Lifepath 2010                           641,207               -

  Collective trust fund:
    First Union Enhanced Stock Fund                     507,616         471,249

  Participant loans                                          **         228,832

**Does not meet 5% threshold

                    Friedman's Inc. Retirement Savings Plan

3. Investments (continued)

During 2000, the Plan investments (including gains and losses on investments bought and sold, as well as held during the year) depreciated in value by $106,655 as follows:

        Mutual funds                              $  16,692
        Friedman's Inc. Stock Fund                  (67,246)
        First Union Enhanced Stock Fund             (56,101)
                                                  ---------
        Net depreciation                          $(106,655)
                                                  =========

During 2000, the Fund Manager of the Weiss, Peck and Greer Funds elected to discontinue their operation and required investors to liquidate their holdings in the funds. The Plan sold all shares and reinvested the proceeds in the Wells Fargo Lifepath 2010 fund on July 31, 2000.

4. Income Tax Status

The Plan has received a determination letter from the Internal Revenue Service dated September 2, 1997, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The Plan's Administrative Committee believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan is qualified and the related trust is tax exempt.

5. Transactions with Parties-in-Interest

Participants routinely invest assets in the Enhanced Stock Fund of First Union National Bank. For the year ended December 31, 2000, transactions with this fund included 46 purchases at a total cost of $184,979 and 50 sales with a fair value of $92,511. For the year ended December 31, 1999, transactions with this fund included 46 purchases at a total cost of $193,320 and 34 sales with a fair value of $114,001.

Participants routinely invest assets in Friedman's Inc. common stock. For the year ended December 31, 2000, transactions with Friedman's Inc. common stock included purchases at a total cost of $108,525 and sales with a fair value of $14,705. For the year ended December 31, 1999, transactions with Friedman's Inc. common stock included purchases at a total cost of $41,924 and sales with a fair value of $46,376.

                    Friedman's Inc. Retirement Savings Plan

                         EIN: 58-0249470 Plan No.: 002
                              Schedule H, Line 4i

                    Schedule of Assets (Held at End of Year)

                               December 31, 2000


                         (b)                                                                (e)
             Identity of Issue, Borrower,                    (c)                          Current
  (a)          Lessor, or Similar Party           Description of Investment                Value
-----------------------------------------------------------------------------------------------------

         Mutual Funds:
          Evergreen Funds Distributor, Inc.      Treasury Money Market Fund              $2,196,879
          Evergreen Funds Distributor, Inc.      Short-Intermediate Bond Fund               103,720
          Fidelity Management Trust Company
                                                 Magellan Fund                            1,103,335
          Wells Fargo                            Lifepath 2010 Fund                         641,207

         Collective Trust Fund:
 *        First Union National Bank              Enhanced Stock Fund                        507,616

         Common Stock:
 *        Friedman's Inc.                        Stock Fund                                 186,983

         Participant loans                       Interest rates ranging from 7.75%
                                                 to 9.5%, due no later than 2005            204,348
                                                                                         ----------
                                                                                         $4,944,088
                                                                                         ==========



*Indicates a party-in-interest to the Plan.
Note: Cost information has not been included in column (d) because all investments are participant directed.

                                   SIGNATURE


Pursuant to the requirements of the Securities Exchange Act of 1934, the plan committee members have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.


                             RETIREMENT SAVINGS PLAN OF FRIEDMAN'S INC.

                             By: /s/ Victor M. Suglia
                                 -----------------------------------------
                                 Victor M. Suglia
                                 Senior Vice President and Chief Financial
                                   Officer


Date: June 29, 2001